Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269268

PROSPECTUS SUPPLEMENT NO. 1

(to the Prospectus dated March 24, 2023)

MariaDB plc

16,351,314 Ordinary Shares Underlying Warrants

56,414,951 Ordinary Shares by selling holders

7,310,297 Warrants to Purchase Ordinary Shares by selling holders

This prospectus supplement updates, amends and supplements the prospectus, dated March 24, 2023 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269268), with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2023 (“Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 16,351,314 Ordinary Shares (as defined in the Prospectus), consisting of:

●	up to 7,310,297 Ordinary Shares that are issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus);
●	up to 8,850,458 Ordinary Shares that are issuable upon the exercise of the Public Warrants (as defined in the Prospectus); and
●	up to 190,559 Ordinary Shares that are issuable upon exercise of the Kreos Warrants (as defined in the Prospectus).

The Public Warrants, which are exercisable at a price of $11.50 per share, were originally sold as part of the APHC Public Units (as defined in the Prospectus) purchased by public investors in the APHC IPO (as defined in the Prospectus) at a price of $10.00 per APHC Public Unit. The Private Placement Warrants, which are exercisable at a price of $11.50 per share, were originally purchased by the Sponsor (as defined in the Prospectus) concurrent with the consummation of the APHC IPO at a price of $1.00 per warrant. Prior to the consummation of the Irish Domestication Merger (as defined in the Prospectus), 1,600,000 Private Placement Warrants were transferred by the Sponsor to the Syndicated Investors (as defined in the Prospectus) pursuant to the At Risk Capital Syndication (as defined in the Prospectus) (at a price per warrant of $1.00), and 5,710,297 Private Placement Warrants were transferred to the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang. The Kreos Warrants, which are exercisable at a price of €2.29 per share, were originally issued to Kreos (as defined in the Prospectus) by Legacy MariaDB (as defined in the Prospectus) in connection with a loan facility that is no longer outstanding. The Private Placement Warrants, the Public Warrants and the Kreos Warrants are sometimes referred to collectively in the Prospectus as the “Warrants.” To the extent that the Warrants are exercised for cash, we will receive the proceeds from such exercises.

The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling holders named in the Prospectus or their permitted transferees (the “selling holders”) of (i) up to 7,310,297 Private Placement Warrants and (ii) up to 56,414,951 Ordinary Shares, consisting of:

●	1,915,790 Ordinary Shares held by the PIPE Investors (as defined in the Prospectus), which they purchased in connection with the consummation of the PIPE Investment (as defined in the Prospectus) at a price of $9.50 per share;

●	4,857,870 Founder Shares (as defined in the Prospectus) currently held by the Sponsor’s co-founders, Lionyet International Ltd. (an entity owned and controlled by Shihuang “Simon” Xie) and Theodore T. Wang, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to its co-founders prior to the consummation of the Irish Domestication Merger;
●	65,000 Founder Shares held by individuals who served as independent directors of APHC or otherwise provided services prior to the consummation of the Business Combination (as defined in the Prospectus), which were transferred from the Sponsor (who originally acquired such shares at a price of approximately $0.004 per share) in consideration of such services;
●	1,550,000 Founders Shares held by certain Syndicated Investors, which were originally acquired by the Sponsor at a price of approximately $0.004 per share and transferred to such Syndicated Investors prior to the consummation of the Irish Domestication Merger in connection with the At Risk Capital Syndication (at a price of $3.00 per share);
●	38,897,106 Ordinary Shares held by former affiliates and certain other shareholders of Legacy MariaDB, which, upon consummation of the Merger, were issued to them pursuant to the terms of the Merger Agreement in exchange for shares of (i) Legacy MariaDB they had previously purchased from Legacy MariaDB in private placement transactions or on exercise of Legacy MariaDB Equity Awards or warrants, at prices per share ranging from $0.38 to $7.50, as adjusted based on the Exchange Ratio (as defined in the Prospectus);
●	1,818,888 Ordinary Shares issuable upon exercise of stock options held by certain of our executive officers and directors, at exercise prices ranging from $0.38 to $4.15 per Ordinary Share; and
●	7,310,297 Ordinary Shares issuable upon exercise of the Private Placement Warrants held by Lionyet International Ltd. and Dr. Wang, the Sponsor’s co-founders, and the Syndicated Investors.

We are registering the Ordinary Shares and Private Placement Warrants that may be offered and sold by selling holders from time to time pursuant to their registration rights under certain agreements between us and the selling holders or their affiliates, as applicable.

This prospectus supplement is not complete without the Prospectus. This prospectus supplement should be read in conjunction with the Prospectus, including any amendments or supplements thereto, which is to be delivered with this prospectus supplement., This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained therein. Capitalized terms used in this prospectus supplement and not otherwise defined herein have the meanings specified in the Prospectus.

Our Ordinary Shares and Public Warrants are listed on The New York Stock Exchange (“NYSE”) under the symbols “MRDB” and “MRDBW”, respectively. On April 5, 2023, the closing sale prices of our Ordinary Shares and Public Warrants were $1.22 and $0.18, respectively.

We are an “emerging growth company” and a “smaller reporting company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Ordinary Shares and Warrants involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 9 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 6, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 1, 2023

MariaDB plc

(Exact name of registrant as specified in its charter)

Ireland	001-41571	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

699 Veterans Blvd

Redwood City, CA 94063

(Address of principal executive offices, including zip code)

(855) 562-7423

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary Shares, nominal value $0.01 per share	MRDB	New York Stock Exchange
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50 per share	MRDBW	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 6, 2023, MariaDB plc, an Irish public limited corporation (the “Company” or “MariaDB”), announced that the Company’s Board of Directors had unanimously appointed Conor McCarthy as the Company’s Chief Financial Officer, effective as of April 10, 2023.

Mr. McCarthy, 65, has over 30 years of experience as a Chief Financial Officer in areas such as corporate strategy and corporate finance, including capital raising and mergers and acquisitions. Mr. McCarthy most recently served as the Chief Financial Officer of Ideanomics, Inc., a Nasdaq-listed company in the electric vehicle industry, from September 2019 to September 2022. Prior to that, Mr. McCarthy served as the Chief Financial Officer of OS33, a fintech SaaS platform, from July 2018 to May 2019, the Chief Financial Officer of Intent, a data science and advertising technology firm, from May 2016 to July 2018, the Chief Financial Officer of Convergex Group, an equity brokerage firm, from June 2014 to July 2015, and the Chief Financial Officer and Finance Director of the Americas for GFI Group, Inc., a NYSE-listed fintech wholesale money broker (now part of BGC Partners), from March 2005 to June 2014. Mr. McCarthy started his career as an auditor with KPMG in Ireland before transitioning into the financial services industry, working as CFO, Treasurer, and in other executive finance roles. Mr. McCarthy holds a CA from the Institute of Chartered Accountants in Ireland.

As of March 31, 2023, the Company entered into an employment agreement with Mr. McCarthy (the “Employment Agreement”). The Employment Agreement provides for: (i) an annual base salary of $350,000 per year; (ii) participation in an annual incentive program with a target bonus of $200,000 per year; (iii) participation in the employee benefit plans and programs maintained by the Company for the benefit of the Company’s similarly situated employees; (iv) reimbursement of all reasonable, customary and necessary business expenses; and (v) paid time off, subject to the Company’s paid time off policy applicable to exempt employees. In connection with commencement of employment, Mr. McCarthy is eligible to receive an award of 500,000 restricted stock units covering ordinary shares of the Company (the “RSUs”), under the Company’s 2022 Equity Incentive Plan. The RSUs will vest quarterly according to the standard Company schedule, subject to Mr. McCarthy’s continued employment.

If the Company terminates Mr. McCarthy’s employment without cause or Mr. McCarthy resigns for good reason, in either case not in connection with a change of control, Mr. McCarthy is eligible to receive the following: (i) six months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) fifty percent of annual target bonus, based on actual performance under the bonus program; and (iii) payment or reimbursement of COBRA premiums for six months after termination or, if earlier, until Mr. McCarthy ceases to be eligible for COBRA or Mr. McCarthy becomes eligible for group health insurance coverage from another employer (or for a period of 12 months if Mr. McCarthy is terminated within a year of the effective date of the Employment Agreement).

If within three months prior to, on or within 12 months after a change of control, MariaDB terminates Mr. McCarthy’s employment without cause or Mr. McCarthy resigns for good reason, Mr. McCarthy is eligible to receive the following: (i) a lump sum payment equal to 12 months’ base salary (disregarding any salary reduction that forms the basis for a good reason termination); (ii) annual target bonus; (iii) a lump sum payment equal to 12 months of COBRA premiums; and (iv) full accelerated vesting of all then outstanding compensatory equity awards.

The severance payments and benefits described above are subject to Mr. McCarthy’s timely execution and non-revocation of a general release of claims in favor of the Company.

As a condition to Mr. McCarthy’s employment under the Employment Agreement, Mr. McCarthy also entered into the Company’s standard form of Confidential Information, Non-Competition and Invention Assignment Agreement.

The foregoing description of the Employment Agreement is not complete and is qualified in its entirety by reference to the Employment Agreement filed herewith as Exhibit 10.1 to this Current Report on Form 8-K, and such exhibit is incorporated herein by reference.

2

A copy of the Company’s press release dated April 6, 2023, announcing the appointment described above is attached hereto as Exhibit 99.1.

Item 9.01   Financial Statements and Exhibits

Exhibit No.	Description

10.1	Employment Agreement, dated as of March 31, 2023, between MariaDB plc and Conor McCarthy

99.1	Press Release issued by MariaDB plc, dated April 6, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MariaDB plc

Dated: April 6, 2023

	By:	/s/ Michael Howard
Michael Howard
Chief Executive Officer

4

Exhibit 10.1

EMPLOYMENT AGREEMENT

THIS AGREEMENT (this “Agreement”), dated as of the March 31, 2023, by and between MariaDB USA, Inc. (the “Company”), and Conor McCarthy (the “Executive”), an individual.

WHEREAS, the Company desires to employ the Executive by entering into this Agreement embodying the terms of such employment, and the Executive desires to enter into this Agreement and to accept such employment, subject to the terms and provisions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual promises, terms, provisions and conditions set forth in this Agreement, the parties hereby agree as follows:

1.Employment. The Company hereby agrees to employ Executive, and Executive hereby accepts employment with the Company, subject to the terms and conditions set forth in this Agreement, effective as of the 10th day of April 2023 (the “Effective Date”).

2.Term. Subject to earlier termination or extension as hereinafter provided, the term of the Executive’s employment hereunder shall commence on the Effective Date and shall continue for one (1) year from the Effective Date. The term of the Agreement shall be automatically renewed for an additional one (1) year period unless either Company or Executive gives sixty (60) days prior written notice that the term will not be extended. The term of the Executive’s employment hereunder is hereafter referred to as the “Employment Term.”

3.Capacity and Performance.

(a)During the Employment Term, the Executive shall serve as the Chief Financial Officer of the Company and will report directly to the Chief Executive Officer (“CEO”).

(b)During the Employment Term, the Executive shall be employed by the Company on a full-time basis and shall perform such duties and responsibilities on behalf of the Company as are commensurate with his position as Chief Financial Officer and such further duties and responsibilities as may be reasonably designated from time to time by the CEO.

(c)During the Employment Term, the Executive shall devote his full business time and his best efforts, business judgment, skill and knowledge exclusively to the advancement of the business and interests of the Company and to the discharge of his duties and responsibilities hereunder. The Executive shall not engage in any other business activity or serve in any industry, trade, professional, governmental or academic position during the Employment Term, except as may be expressly approved in advance by the CEO in writing. Notwithstanding the foregoing, the Executive may serve on civic, trade association and charitable boards and conduct personal investment activities, so long as these activities do not interfere with the Executive’s performance of his duties and responsibilities under this Agreement.

4.Compensation and Benefits.  As compensation for all services performed by the Executive during the Employment Term and subject to performance of the Executive’s duties and of the obligations of the Executive to the Company pursuant to this Agreement or otherwise, the Executive will be entitled to the following:

(a)Base Salary. During the Employment Term, the Company shall pay the Executive a base salary at the rate of $350,000 per annum, payable in accordance with the payroll practices of the Company for its executives. Such base salary, as the same may from time to time be adjusted at the discretion of the Company, is hereafter referred to as the “Base Salary.”

(b)Target Bonus. Executive shall be eligible to participate in an annual incentive program. The target bonus amount shall be equal to $200,000 (the “Target Bonus”), prorated for fiscal year 2023. The terms and criteria for the bonus shall be communicated to the Executive within one quarter of the Effective Date.

(c)Paid Time Off. During the Employment Term, the Executive shall be entitled to paid time off, subject to the terms and conditions set forth in the Company’s paid time off policy applicable to exempt employees, as amended from time to time.

(d)Business Expenses. The Company shall pay or reimburse the Executive for all reasonable, customary and necessary business expenses incurred or paid by the Executive in the performance of his duties and responsibilities hereunder, subject to any maximum annual limit and other restrictions on such expenses set by the Company and to such reasonable substantiation and documentation requirements as may be specified by the Company from time to time.

(e)Benefits. The Executive shall be eligible to participate, subject to and in accordance with applicable eligibility requirements, in such employee benefit plans, policies, programs and arrangements as are generally provided to the Company's other similarly situated executives, which shall include, at a minimum, basic health, dental and vision insurance.

5.Restricted Stock Units. Subject to the approval of the Board of Directors of MariaDB plc (the “Board”) (or a committee of the Board), the Executive will be granted 500,000 restricted stock units (RSUs) to acquire shares of the Company’s Ordinary Shares under the Company's 2022 Equity Incentive Plan.

The RSUs will vest quarterly according to the standard Company schedule, subject to the Executive’s continued employment or service on each such vest date. Following a vest date, the Executive will receive one Ordinary Share for each vested RSU, subject to satisfaction of applicable tax withholding requirements. These and the other terms of the RSUs will be detailed more specifically in documents delivered to you after the RSUs have been granted.

6.Termination of Employment and Severance Benefits. The Executive’s employment hereunder shall terminate under the following circumstances:

(a)Final Compensation. In the event of any termination of employment event set forth in this Section 6, the Executive shall be entitled to:

(i)Executive’s Base Salary earned but not paid through the date of termination in accordance with the payroll practices of the Company for its executives;

(ii)Pay for any paid time off earned but not used through the date of termination in accordance with Company policy; and

(iii)Any business expenses incurred by the Executive but unreimbursed on the date of termination, provided that such expenses and required substantiation and documentation thereof are submitted within thirty (30) days of termination and that such expenses are reimbursable under Company policy (collectively the “Final Compensation”).

(b)Death. In the event of the Executive’s death during the Employment Term, the Executive’s employment hereunder shall immediately and automatically terminate. In such event, the Company shall pay to the Executive’s designated beneficiary or, if no beneficiary has been designated by the Executive, to his estate his Final Compensation and any unpaid Target Bonus earned but not yet paid.

(c)Disability.

(i)The Company may terminate the Executive’s employment hereunder, upon notice to the Executive, in the event that the Executive becomes incapacitated during the Employment Term through any illness, injury, accident or condition of either a physical or psychological nature and, as a result, is unable to perform the essential functions of his position, for ninety (90) consecutive calendar days or an aggregate of one hundred twenty (120) calendar days during any period of three hundred and sixty-five (365) consecutive calendar days (such incapacity is hereinafter referred to as “Disability”). In the event of termination of the Executive’s employment by the Company for Disability, the Company shall have no further obligation to the Executive, other than for payment for any unpaid Final Compensation.

(ii)The Company may designate another employee to act in the Executive’s place during any period of the Executive’s Disability. Notwithstanding any such designation, the Executive shall continue to receive the Base Salary in accordance with Section 4(a) and benefits under 4(e) subject to the terms of the benefit plans or programs, until the termination of his employment.

(iii)If any question shall arise as to whether Disability exists during the Employment Term, the Executive may, and at the request of the Company shall, submit to a medical examination by a physician mutually selected by the Company and the Executive who specializes in the medical condition which may be the basis for a Disability determination, to determine whether the Executive is so Disabled and such determination shall for the purposes of this Agreement be conclusive of the issue. If such question shall arise and the Executive shall fail to submit to such medical examination, the Company’s determination of the issue shall be binding on the Executive.

(d)By the Company for Cause. The Company may terminate the Executive’s employment hereunder for Cause at any time upon written notice to the Executive setting forth in reasonable detail the nature and factual basis of such Cause. In the event of termination of the Executive’s employment by the Company for Cause, the Company shall have no further obligation to the Executive, other than for payment of Final Compensation. The following shall constitute Cause for termination (“Cause”):

(i)Committing fraud, theft or gross negligence that, in the case of gross negligence, has a material adverse effect on the business or financial condition of the Company or any of its affiliated companies;

(ii)Making a willful material misrepresentation to the Board;

(iii)Refusing to comply with any material obligations reasonably incidental to the Executive’s employment or under this Agreement or to comply with a reasonable and lawful instruction of the Board;

(iv)Engaging in any conduct or committing any act that is, in the reasonable good faith opinion of the Board, materially injurious or detrimental to the substantial interest of the Company and its affiliated companies;

(v)Being convicted of, or entry of a pleading of guilty or no contest to any (A) felony, (B) lesser crime of which fraud or dishonesty is a material element or (C) crime of moral turpitude; or

(vi)Failing substantially to comply with any written rules, regulations, policies or procedures of the Board or of the Company, furnished or otherwise made available to the Executive that, if not complied with, could reasonably be expected to have a material adverse effect on the business of the Company, which failure remains uncured thirty (30) days following written notice to the Executive from the Company of same.

(e)By the Company without Cause. The Company may terminate the Executive’s employment hereunder without Cause at any time upon notice to the Executive. In the event of such termination, then in addition to the Final Compensation, the Company shall pay or provide to the Executive:

(i)Continued payment of the Executive’s Base Salary at the rate in effect on the date of termination (ignoring any reduction of Base Salary that forms the basis for a Good Reason termination), until the conclusion of a period equal to six (6) months following the date of termination (the “Salary Continuation Period”), subject to required deductions and payable in accordance with the normal payroll practices of the Company, beginning at the Company’s next regular payroll period following Executive’s satisfaction of the Release Condition(as defined below), which payment shall be retroactive to the next business day following the date of termination; and

(ii)An amount equal to up to fifty percent (50%) of the Target Bonus which Executive would have been entitled to receive for the fiscal year of termination pursuant to Section 4(b), payable based on actual achievement of the performance criteria applicable to the bonus and net of any amounts previously paid to the Executive (the “Pro Rata Bonus”) (e.g., if the Executive’s employment terminates during the second fiscal quarter, and the Executive was previously paid a bonus for the first fiscal quarter, the Executive will be entitled to a bonus amount based on actual performance for the second and third fiscal quarters of the fiscal year). The Pro Rata Bonus is payable at the same time that such bonuses are generally paid to other senior executives.

(iii)If the Executive and the Executive’s spouse and eligible dependents are entitled to, and timely elect to, continue their coverage (or the coverage of any one of them) under the Company’s group health plans pursuant to Section 4980B of the Internal Revenue Code of 1986, as amended (“COBRA”), the Company will pay the premiums (or reimburse the Executive for any premiums paid by the Executive for such COBRA continuation coverage for a period of six (6) months following the last day of the month containing the Executive’s date of termination or, if earlier, (x) until the Executive is no longer entitled to COBRA continuation coverage under the Company’s group health plans or (y) the Executive becomes eligible for group health insurance coverage from another employer; provided, however, that in the event termination occurs on or prior to the one (1)-year anniversary of the Effective Date, the Executive shall be entitled to COBRA continuation coverage for a period of twelve (12) months following the last day of the month containing the Executive’s date of termination (subject to earlier termination as set forth in this clause (iii)(x) and (y)). Notwithstanding the foregoing or any other provision in this Agreement to the contrary, the Company may unilaterally amend this Section 6(e)(iii) or eliminate the benefit provided hereunder to the extent it deems necessary to avoid the imposition of excise taxes, penalties or similar charges on the Company or any of its affiliates, including, without limitation, under Section 4980D of the Code. Following the applicable period of payment or reimbursement, the Executive may continue COBRA continuation coverage under the Company’s group health plan (to the extent the Executive remains eligible for such coverage) at the Executive’s own expense for the remainder of the period during which the Executive is eligible for such coverage.

(f)By the Executive for Good Reason. The Executive may terminate his employment for “Good Reason.” For purposes of this Agreement, “Good Reason” means without the Executive’s consent:

(i)Any material and adverse reduction in the Executive’s responsibilities, title duties, authority, or reporting line which represents a material and adverse change with respect to the Executive’s responsibilities, title, duties authority or reporting line as in effect immediately prior to such change (which, for the avoidance of doubt, shall not include (A) the hiring of additional subordinates to fill some of his duties and responsibilities; (B) any disposition or sale of any legal entity that constitutes part of the business of the Company or (C) any change in duties resulting from any purchases, joint venture arrangements or restructurings of the business of the Company);

(ii)Any material reduction in the Executive’s Base Salary or Executive’s target bonus percentage or amount, unless such reduction is made equivalently across the board to other senior executives of the Company; or of this Agreement.

(iii)Any failure by the Company to comply with any material provision

Notwithstanding the above, the events described in clauses (i), (ii) and (iii) above shall not constitute Good Reason unless the Executive notifies the Company in writing within thirty (30) days after the initial occurrence of the event giving rise to Good Reason and the Company has failed to cure the circumstances giving rise to Good Reason within thirty (30) days following such notice by the Executive (the “Cure Period”).  If the Company fails to so cure prior to the expiration of the Cure Period, then the Executive may tender his resignation for Good Reason, such resignation to be effective no later than thirty (30) days following the end of the Cure Period; it being understood that if the Executive fails to resign within such thirty (30) day period, his right to terminate his employment for Good Reason shall be deemed to be waived. In the event of termination in accordance with this Section 6(f), and in lieu of any severance benefits that may be payable to the Executive under a separate severance agreement or an executive severance plan as a result of such termination, then the Executive will be entitled to the same pay and benefits he would have been entitled to receive had the Executive been terminated by the Company without Cause in accordance with Section 6(e) above; provided that the Executive satisfies all conditions to such entitlement. The parties agree that payment of the amounts specified in this Section 6(f) shall constitute liquidated damages for any default by the Company pursuant to this section and shall satisfy any liability of the Company to the Executive in respect of such default.

(g)By the Executive without Good Reason. The Executive may terminate his employment hereunder at any time without Good Reason upon sixty (60) days’ notice to the Company. In such event, the Company shall have no further obligation to the Executive, other than for any Final Compensation due to him. In the event of termination of the Executive’s employment pursuant to this Section 6(g), the Company may elect to waive the period of notice, or any portion thereof, and, if the Company so elects, the Company will pay the Executive his Base Salary for the notice period (or for any remaining portion of the period).

(h)By the Company as a Result of a Change in Control. In the event the Executive’s employment is terminated by the Company without Cause or by the Executive for Good Reason, in each case within three (3) months before or twelve (12) months after a Change in Control, the Executive shall receive in addition to his Final Compensation (and in lieu of amounts payable in connection with a termination under Section 6(e) and (f) of this Agreement):

(i)An amount equal to one hundred percent (100%) of the Executive’s Base Salary at the rate in effect on the date of termination (ignoring any reduction of Base Salary that forms the basis for a Good Reason termination), subject to required deductions and payable in a lump sum at the time set forth in Section 7(d);

(ii)An amount equal to one hundred percent (100%) of the Target Bonus as set forth in Section 4(b) paid in a lump sum at the time set forth in Section 6(e)(ii);

(iii)An amount equal to twelve (12) months of COBRA premiums, at the rate of such premiums in effect under the Company’s group health plan(s) on the date of termination for the coverage the Executive has in effect under such plan(s) on such date, paid in a lump sum at the time set forth in Section 7(d); and

(iv)One hundred percent (100%) of any then-unvested compensatory equity awards shall immediately vest in full.

(v)For purposes of this Section 6(h), a Change in Control shall be deemed to have occurred as of the occurrence of any of the following (in one transaction or a series of related transactions):

(A)Any “person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becoming a “beneficial owner” (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the voting power of the Company’s then outstanding securities;

(B)A consolidation, share exchange, reorganization or merger of the Company resulting in the stockholders of the Company immediately prior to such event not owning at least a majority of the voting power of the resulting entity’s securities outstanding immediately following such event; or

(C)The sale or other disposition of all or substantially all the assets of the Company, other than in connection with a bankruptcy proceeding.

7.Effect of Termination. The provisions of this Section 7 shall apply to termination pursuant to Section 6 or otherwise.

(a)The Executive shall promptly give the Company notice of all facts necessary for the Company to determine the amount and duration of its obligations in connection with any termination pursuant to Sections 6(f) or 6(g) hereof.

(b)Except for medical and dental plan coverage continued pursuant to the provisions of COBRA, benefits shall terminate pursuant to the terms of the applicable benefit plans based on the date of termination of the Executive’s employment without regard to any continuation of Base Salary or other payment to the Executive following such date of termination.

(c)Provisions of this Agreement shall survive any termination if so provided herein or if necessary or desirable to accomplish the purposes of other surviving provisions, including, without limitation, the obligations of the Executive under Sections 8, 9 and 12 hereof. The obligation of the Company to make payments to or on behalf of the Executive under Section 6(f) or 6(g) hereof is expressly conditioned upon the Executive’s continued full performance of obligations under Sections 8, 9 and 12 hereof. The Executive recognizes that, except as expressly provided in Section 6(f) or 6(g), no compensation is earned after termination of the Executive’s employment.

(d)Notwithstanding any other provision of this Agreement to the contrary, the Executive acknowledges and agrees that any and all payments, other than payment of any Final Compensation, are conditioned upon and subject to the Executive’s execution, delivery and non- revocation of a fully effective standard general waiver and release of all claims, except for such matters covered by provisions of this Agreement (or the award agreement for any equity awards) which expressly survive the termination of this Agreement, in such form as may be prepared by the Company (the “Release Condition”). Payments and benefits of amounts which do not constitute nonqualified deferred compensation and are not subject to Section 409A (as defined below) shall commence five (5) days after the Release Condition is satisfied and payments and benefits which are subject to Section 409A shall commence on the sixtieth (60th) day after termination of employment (subject to further delay, if required pursuant to Section 15(b) below) provided that the Release Condition is satisfied; and provided further, that, if the maximum period during which the Executive can consider and revoke the release begins in one calendar year and ends in the following calendar year, then such payments shall not be made until the later of (i) the first business day in the immediately following calendar year and (ii) the first business day occurring after the date that the Release Condition is satisfied (subject to later payment as set forth in Section 6(e)(ii)). Payments and benefits of amounts described in the previous sentence shall include as a lump sum all payments and benefits which would otherwise have been paid pursuant to this Agreement from the date of the Executive’s termination of employment to the date when payments commence.

8.Confidential Information.

(a)The Executive acknowledges that the Company continually develops Confidential Information, that the Executive may develop Confidential Information (as defined below) for the Company and that the Executive may learn of Confidential Information during the course of his employment. The Executive will comply with the policies and procedures of the Company for protecting Confidential Information and shall not disclose to any Person or use, other than as required by applicable law or for the proper performance of his duties and responsibilities to the Company any Confidential Information obtained by the Executive incident to his employment or other association with the Company. The Executive understands that this restriction shall continue to apply after his employment terminates, regardless of the reason for such termination.

(b)All documents, records, tapes and other media of every kind and description relating to the business, present or otherwise, of the Company and any copies, in whole or in part, thereof (the “Documents”), whether or not prepared by the Executive, shall be the sole and exclusive property of the Company. The Executive shall safeguard all Documents and shall surrender to the Company at the time his employment terminates, or at such earlier time or times as the Company may specify, all Documents then in the Executive’s possession or control. The Executive shall immediately return such Documents and other property to the Company upon the termination of his employment and, in any event, at the Company’s request. The Executive further agrees that any property situated on the premises of, and owned by, the Company, including disks and other storage media, filing cabinets or other work areas, is subject to inspection by the Company’s personnel at any time with or without notice.

(c)Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prohibit the Executive from reporting possible violations of federal law or regulation to or otherwise cooperating with or providing information requested by any governmental agency or entity, including, but not limited to, the Department of Justice, the Securities and Exchange Commission, Congress and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. The Executive does not need the prior authorization of the Company to make any such reports or disclosures and the Executive is not required to notify the Company that the Executive has made such reports or disclosures.

(d)Notwithstanding anything to the contrary contained herein, the Executive shall not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made:

(i)In confidence to a federal, state or local government official, either directly or indirectly, or to an attorney; and

(ii)Solely for the purpose of reporting or investigating a suspected violation of law; or is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding.

If the Executive files a lawsuit for retaliation by the Company for reporting a suspected violation of law, the Executive may disclose the Company’s trade secrets to the Executive’s attorney and use the trade secret information in the court proceeding if the Executive: (1) files any document containing the trade secret under seal; and (2) does not disclose the trade secret, except pursuant to court order.

9.Restricted Activities. The Executive agrees that some restrictions on his activities during and after his employment are necessary to protect the goodwill, Confidential Information and other legitimate interests of the Company:

(a)While the Executive is employed by the Company and for twelve (12) months after his employment terminates (in the aggregate, the “Non-Competition Period”), the Executive shall not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise:

(i)Compete with the Company in any location where the Company conducts business or

(ii)Undertake any planning for any business competitive with the Company.

Specifically, but without limiting the foregoing, the Executive agrees not to engage in any manner in any activity that is directly or indirectly competitive, or that intends to compete with, the business of the Company as conducted or under consideration at any time during the Executive’s employment. Restricted activity includes, without limitation, accepting an employment, consulting or agency position with, or becoming an owner, partner, investor or co- venturer of, any direct competitor business of the Company or any Person who is, or at any time within twelve (12) months prior to termination of the Executive’s employment has been, a customer of the Company and competes, or intends to compete, with the business of the Company. For the purposes of this Section 9, the business of the Company shall include all services performed by the Company and the Executive’s undertaking shall encompass all items and services that may be used in Company’s business.  The provisions of Section 9(a) shall not be deemed breached as a result of the Executive’s passive ownership of less than an aggregate of 1% of any class of securities of a Person engaged, directly or indirectly, in activities that are directly or indirectly competitive with the business of the Company so long as the Executive does not actively participate in the business of such Person; provided, however, that such stock is listed on a national securities exchange.

(b)The Executive agrees that, during his employment with the Company, he will not undertake any outside activity, whether or not competitive with the business of the

Company that could reasonably give rise to a conflict of interest or otherwise interfere with his duties and obligations to the Company.

(c)The Executive further agrees that while the Executive is employed by the Company and for twelve (12) months after his employment terminates or, if longer, the length of the Severance Period (in either case, the “Non-Solicitation Period” and together with the Non- Competition Period, the “Restricted Period”), the Executive will not hire or attempt to hire any employee of the Company assist in such hiring by any Person, encourage any such employee to terminate his or her relationship with the Company or solicit or encourage any customer or vendor of the Company to terminate or diminish its relationship with them, or, in the case of a customer, to conduct with any Person any business or activity which such customer conducts or could conduct with the Company.

(d)The Executive shall not, whether in writing or orally, malign, denigrate or disparage the Company or their predecessors and successors, or any of the current or former directors, officers, employees, equity holders, partners, members, agents or representatives of any of the foregoing, with respect to any of their respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray any of the aforementioned parties in an unfavorable light. The Company shall direct its officers and members of the Board, whether in writing or orally, to not malign, denigrate or disparage Executive with respect to any of his respective past or present activities, or otherwise publish (whether in writing or orally) statements that tend to portray Executive in an unfavorable light.

10.Notification Requirement. Through and up to the conclusion of the Restricted Period (the Non-Solicitation Period and the Non-Competition Period), the Executive shall give notice to the Company of each new business activity he plans to undertake, at least seven (7) days prior to beginning any such activity. Such notice shall state the name and address of the Person for whom such activity is undertaken and the nature of the Executive’s business relationship(s) and position(s) with such Person. The Executive shall provide the Company with such other pertinent information concerning such business activity as the Company may reasonably request in order to determine the Executive’s continued compliance with his obligations under Sections 8 and 9 hereof.

11.Enforcement of Covenants. The Executive acknowledges that he has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed upon him pursuant to Sections 8 and 9 hereof. The Executive agrees that said restraints are necessary for the reasonable and proper protection of the Company and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area. The Executive further acknowledges that, were he to breach any of the covenants contained in Sections 8 or 9 hereof, the damage to the Company would be irreparable. The Executive therefore agrees that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by the Executive of any of said covenants, without having to post bond. The parties further agree that, in the event that any provision of Section 8 or 9 hereof shall be determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, such provision shall be subject to modification by the court to permit its enforcement to the maximum extent permitted by law. In addition to the remedies the Company may seek and obtain pursuant to this Section 11, the Restricted Period shall be extended by any and all periods during which the Executive shall be found by a court of competent jurisdiction to have been in violation of any of the covenants contained in Sections 8 and 9 above.

12.Cooperation. Subject to the Executive’s business and personal commitments, the Executive agrees that, for a period of six (6) months after his employment terminates, he shall respond to all reasonable inquiries of the Company about any matters concerning the Company or its affairs that occurred or arose during the Executive’s employment with the Company, and the Executive further agrees to reasonably cooperate with the Company in investigating, prosecuting and defending any charges, claims, demands, liabilities, causes of action, lawsuits or other proceedings by, against or involving the Company relating to the period during which the Executive was employed by the Company and with respect to matters which the Executive has knowledge or information.

13.Representations of Executive; Advice of Counsel.

(a)The Executive hereby represents and warrants that:

(i)The Executive has the full right, authority and capacity to enter into this Agreement and to perform the Executive’s obligations hereunder,

(ii)The execution of this Agreement and the performance of his obligations hereunder will not breach or be in conflict with any other agreement to which the Executive is a party or is bound and

(iii)The Executive is not now subject to any covenants against competition or similar covenants, any court order or other legal obligation, or other agreement that would affect the performance of his obligations hereunder or would otherwise conflict with, prevent or restrict the full performance of the Executive’s duties and obligations to the Company hereunder during or after the Employment Term.

(b)The Executive covenants that he will not disclose or use on behalf of the Company any proprietary information of a third party without such party’s consent.

(c)Prior to execution of this Agreement, the Executive was advised by the Company of the Executive’s right to seek independent advice from an attorney of the Executive’s own selection regarding this Agreement. The Executive acknowledges that the Executive has entered into this Agreement knowingly and voluntarily and with full knowledge and understanding of the provisions of this Agreement after being given the opportunity to consult with counsel. The Executive further represents that in entering into this Agreement, the Executive is not relying on any statements or representations made by any of the Company’s directors, officers, employees or agents which are not expressly set forth herein, and that the Executive is relying only upon the Executive’s own judgment and any advice provided by the Executive’s attorney.

14.Definitions. Words or phrases which are initially capitalized or are within quotation marks shall have the meanings provided in this Section 14 and as provided elsewhere herein. For purposes of this Agreement, the following definitions apply:

(a)“Confidential Information” means any and all information of the Company that is not generally known by others with whom they compete or do business, or with whom any of them plans to compete or do business and any and all information, publicly known in whole or in part or not, which, if disclosed by the Company would assist in competition against them. Confidential Information includes without limitation such information relating to:

(i)The development, research, testing, manufacturing, marketing and financial activities of the Company;

(ii)The services;

(iii)The costs, sources of supply, financial performance and strategic plans of the Company; and

(iv)The identity and special needs of the customers of the Company;

(v)The people and organizations with whom the Company have business relationships and those relationships. Confidential Information also includes any information that the Company have received, or may receive hereafter, belonging to customers or others with any understanding, express or implied, that the information would not be disclosed.

(b)“Person” means an individual, a corporation, a limited liability company, an association, a partnership, an estate, a trust and any other entity or organization, other than the Company.

15.Withholding; Section 409A.

(a)All payments made by the Company under this Agreement shall be reduced by any tax or other amounts required to be withheld by the Company under applicable law.

(b)For purposes of this Agreement, “Section 409A” means Section 409A of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (and such other Treasury or Internal Revenue Service guidance) as in effect from time to time. The parties intend that any amounts payable hereunder that could constitute “deferred compensation” within the meaning of Section 409A will be compliant with Section 409A. Notwithstanding anything in this Agreement to the contrary, in the event that the Executive is deemed to be a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) and the Executive is not “disabled” within the meaning of Section 409A(a)(2)(C), no payments hereunder that are “deferred compensation” subject to Section 409A shall be made to the Executive prior to the date that is six (6) months after the date of the Executive’s “separation from service” (as defined in Section 409A) or, if earlier, the Executive’s date of death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A that is also a business day. For purposes of Section 409A, each of the payments that may be made hereunder is designated as a separate and distinct payment and the right to a series of installment payments will be deemed to be a right to a series of separate and distinct payments. For purposes of this Agreement, with respect to payments of any amounts that are considered to be “deferred compensation” subject to Section 409A, references to “termination of employment” (and substantially similar phrases) shall be interpreted and applied in a manner that is consistent with the requirements of Section 409A. To the extent that any reimbursements pursuant to Section 4(f) are taxable to the Executive, any such reimbursement payment due to the Executive shall be paid to the Executive as promptly as practicable consistent with Company practice following the Executive’s appropriate itemization and substantiation of expenses incurred, and in all events on or before the last day of the Executive’s taxable year following the taxable year in which the related expense was incurred. The reimbursements pursuant to Section 4(f) and any in-kind benefits are not subject to liquidation or exchange for another benefit and the amount of such benefits, reimbursements and in-kind benefits that the Executive receives (or is eligible to receive) in one taxable year shall not affect the amount of such benefits, reimbursements or in- kind benefits that the Executive receives in any other taxable year.

16.Assignment. Neither the Company nor the Executive may make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement without the consent of the Executive in the event that the Company shall hereafter affect a reorganization, consolidate with, or merge into, any Person or transfer all or substantially all of its properties or assets to any Person. This Agreement shall inure to the benefit of and be binding upon the Company and the Executive, their respective successors, executors, administrators, heirs and permitted assigns. As used in this Agreement, “Company” shall mean the Company as hereinbefore defined and any successor that assumes and agrees to perform this Agreement by operation of law or otherwise.

17.Severability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law.

18.Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of either party to require the performance of any term or obligation of this Agreement, or the waiver by either party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

19.Excess Parachute Limitation. Notwithstanding any other provision in this Agreement, in the event the Executive becomes entitled to any payments or benefits whether pursuant to the terms of or by reason of this Agreement or any other plan, arrangement, agreement, policy or program (including without limitation any restricted stock, stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on the vesting or exercisability of any of the foregoing) with the Company, any successor to the Company or to all or a part of the business or assets of the Company (whether direct or indirect, by purchase, merger, consolidation, spin off, or otherwise and regardless of whether such payment is made by or on behalf of the Company or such successor) or any person whose actions result in a change of control or any person affiliated with the Company or such persons (in the aggregate, “Payments”), which Payments are reasonably determined by the Executive, but for this Section 19, to be subject to the tax imposed by Section 4999 or any successor provision of the Code (the “Excise Tax”), the

Company shall pay the Executive either (i) the full amount of the Payments or (ii) the largest portion of the Payments that would result in no portion of the Payments being subject to the Excise Tax (the “Capped Payment”), whichever of the foregoing amounts, after taking into account all applicable federal, state and local employment taxes, income taxes and the Excise Tax, results in the receipt by the Executive, on an after-tax basis, of the greatest amount of Payments notwithstanding that all or some portion of the Payments may be subject to the Excise Tax.

(a)If a reduction in the Payments is required so that the amount of the Payments equals the Capped Payment, the Payments shall be reduced in the following order: (1) reduction of cash Payments otherwise payable to the Executive that are exempt from Code Section 409A; (2) reduction of any other payments and benefits otherwise payable to the Executive that are exempt from Code Section 409A; (3) cancellation of accelerated vesting of equity awards (other than stock options) that are exempt from Code Section 409A; (4) cancellation of accelerated vesting of stock options that are exempt from Code Section 409A; and (5) reduction of any other payments and benefits otherwise payable to Executive on a pro-rata basis or such other manner that complies with Code Section 409A, as determined by the Company. If acceleration of vesting of Executive's stock options or other equity awards is to be reduced pursuant to clauses (3) or (4) of the immediately preceding sentence, such acceleration of vesting shall be accomplished by first canceling such acceleration for the vesting installment that will vest last and continuing to the extent necessary by canceling such acceleration for the next vesting installment with the latest vesting.

(b)All computations and determinations called for by this Section 19 shall be made and reported in writing to the Company and Executive by an independent accounting firm or independent tax counsel selected by the Executive subject to approval by the Company, which approval shall not be unreasonably withheld (the “Tax Advisor”). For purposes of such calculations and determinations, the Tax Advisor may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive shall furnish to the Tax Advisor such information and documents as the Tax Advisor may reasonably request in order to make their required calculations and determinations. The Company shall pay all fees and expenses charged by the Tax Advisor in connection with its services.

20.Notices. Any and all notices, requests, demands and other communications provided for by this Agreement shall be in writing and shall be effective when delivered in person or deposited in the United States mail, postage prepaid, registered or certified, and addressed to the Executive at his last known address on the books of the Company or, in the case of the Company, at its principal place of business, or to such other address as either party may specify by notice to the other actually received.

21.Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by an expressly authorized representative of the Company.

22.Entire Agreement. This Agreement constitutes the entire agreement between the parties and supersedes all prior communications, agreements and understandings, written or oral, with respect to the terms and conditions of the Executive’s employment.

23.Headings.  The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement.

24.Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

25.Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)This contract shall be construed and enforced under and be governed in all respects by the laws of the State of New York, without regard to the conflict of laws principles thereof.

(b)Each of the parties hereto irrevocably agrees for the exclusive benefit of the other that any and all suits, actions or proceedings arising out of or relating to this Agreement (a “Proceeding”) shall be heard and determined in a New York] state or a federal court sitting in New York County, New York, and the parties hereby irrevocably submit to the exclusive jurisdiction of such courts in any such Proceeding. Each of the parties hereto irrevocably waives any objection to the laying of venue of any such Proceeding brought in any such court and irrevocably waives any claim that any such Proceeding brought in any such court has been brought in an inconvenient forum. Each of the parties hereto agrees to waive any right to trial by jury in respect of any such Proceeding.

26.Indemnity. In addition to Executive’s rights to indemnification as an officer of Company, Company shall indemnify, defend, and hold Executive, and his agents, contractors, assigns and successors (collectively, “Executive Indemnitees”) harmless from and against all claims, demands, actions, proceedings, investigations, audits or suits (collectively, “Claims”) brought against any Executive Indemnitee arising from conduct or actions which occurred prior to Executive’s employment by Company and to indemnify, defend, and hold harmless such Executive Indemnitee from and against any loss, damage, expense, penalty, tax, fine, cost (including any fee for any attorney and any other professional and the cost of litigation) and liability (collectively, “Liabilities”) arising out of or relating to any such Claims incurred in connection with or as result of any conduct or actions which occurred prior to the Executive’s employment by Company.

27.Effectiveness. This Agreement shall become legally binding upon its execution by each of the parties.

IN WITNESS WHEREOF, this Agreement has been executed by the Company’s duly authorized representative and by the Executive as of the date first above written.

MARIADB USA INC.			CONOR MCCARTHY

By:
William Munger
VP, Global Human Resources

	Date Signed:	31-Mar-2023	Date Signed:	01-Apr-2023

			Start Date:	April 10, 2023

Exhibit 99.1

MariaDB Names Conor McCarthy as Chief Financial Officer

Technology finance veteran joins MariaDB for next phase of accelerated cloud revenue growth

REDWOOD CITY, Calif. and DUBLIN – April 6, 2023 – MariaDB plc (NYSE: MRDB) today announced the appointment of Conor McCarthy as chief financial officer (CFO), effective April 10, 2023. McCarthy, who has over 30 years leading finance organizations at high-growth companies, brings significant experience scaling software-as-a-service (SaaS) businesses.

“In my book, the ingredients for scaling a SaaS business are market opportunity, product differentiation and track record of innovation and execution – MariaDB checks all the boxes,” says McCarthy. “Having scaled multiple SaaS businesses, I see a phenomenal near-term opportunity for MariaDB in the $74 billion relational database market. MariaDB’s second-generation cloud database, SkySQL, goes beyond the offerings by public cloud vendors to deliver multicloud freedom, autoscaling both ways, and powerful analytics mixed with transactions. The leadership team and board’s depth of industry expertise combined with the company’s ability to execute, as demonstrated by 90% year-over-year growth in cloud-related subscription revenue, makes me excited for what’s possible with MariaDB.”

Previously, McCarthy was CFO at Ideanomics, a NASDAQ listed cleantech company, where he developed the revenue models for vehicle-as-a-service and charging-as-a-service products. Prior to Ideanomics, McCarthy was CFO at OS33, leading due diligence for a successful equity raise, and CFO at Intent Media Inc., closing two committed loan facilities. Additionally, McCarthy spent nine years at wholesale brokerage firm GFI Group Inc., now part of NASDAQ listed BGC Partners, where he was CFO-Americas and led business process reviews that resulted in $20 million in reduced capital committed.

“We are delighted to welcome Conor to the MariaDB team,” said Michael Howard, CEO at MariaDB plc. “Conor has an outstanding track record taking high-growth companies to the next level. We are confident his proven leadership and extensive experience with SaaS companies will positively impact our next chapter of growth as we continue disrupting the industry with our second-generation database-as-a-service offering.”

MariaDB continues to make progress at transforming its business to the cloud. In the quarter ending in December 2022, MariaDB reported a 20% increase in revenue year-over-year and a 90% increase in cloud-related subscription revenue year-over-year. The company also recently announced the availability of a new release of MariaDB SkySQL, a second-generation cloud database service that is tuned and optimized for the most complex situations. New cloud innovations include autoscaling and serverless analytics to better manage database costs. MariaDB will be showcasing SkySQL, along with 40 sessions including MariaDB customers, experts and partners, at OpenWorks 2023 on May 9-10, 2023, in New York City and virtually. Register to attend MariaDB OpenWorks.

About MariaDB

MariaDB is a new generation cloud database company whose products are used by companies big and small, reaching more than a billion users through Linux distributions and have been downloaded over one billion times. Deployed in minutes and maintained with ease, leveraging cloud automation, our database products are engineered to support any workload, any cloud and any scale – all while saving up to 90% of proprietary database costs. Trusted by organizations such as Bandwidth, DigiCert, InfoArmor, Oppenheimer, Samsung, SelectQuote and SpendHQ, MariaDB’s software is the backbone of critical services that people rely on every day. Learn more at mariadb.com.

Source: MariaDB

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